UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Sale of Property in Brazil

On December 8, 2017, Gazit-Globe Ltd. (“Gazit” or the “Company”) issued a press release announcement, and on December 10, 2017, Gazit reported to the Israel Securities Authority and Tel Aviv Stock Exchange, that on December 8, 2017, Gazit’s wholly owned subsidiary, Gazit Brasil, completed the sale of Extra Itaim, a real estate asset in São Paulo, for total proceeds of 350 million Brazilian reals (R$350 million), or approximately US$108 million or 380 million New Israeli Shekels (“NIS”), realizing a cash gain of R$140 million (approximately US$43 million or NIS 152 million) above its cost. The sale price also represents a gain of R$108 million (approximately US$33 million, or NIS 117 million) above the IFRS value of Extra Itaim as recorded in Gazit’s financial statements as of September 30, 2017.

The press release announcing that sale is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: December 11, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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Exhibit Index

Exhibit No.	Description
99.1	Press release issued by Gazit-Globe Ltd. on December 8, 2017 announcing the sale of Extra Itaim São Paulo by its wholly-owned subsidiary, Gazit Brasil

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